FINANCIAL STATEMENTS
With Report of Independent Auditor

PERMIAN HIGHWAY PIPELINE LLC

As of December 31, 2022 and 2021 and
For the Years Ended December 31, 2022, 2021 and 2020

PERMIAN HIGHWAY PIPELINE LLC

Report of Independent Auditor

Board of Directors and Members Permian Highway Pipeline LLC
Houston, Texas

Opinion

We have audited the financial statements of Permian Highway Pipeline LLC (the “Company”), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter – Significant Transactions with Related Parties

As discussed in Note 4 to the financial statements, the Company has entered into significant transactions with related parties.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, LLP

Houston, Texas
February 15, 2023

PERMIAN HIGHWAY PIPELINE LLC
STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2022	2021	2020
Revenues	$ 396,846	$ 397,237	$ 7,220

Operating Costs and Expenses
Operations and maintenance	29,232	50,277	2,453
Depreciation and amortization	77,827	76,244	5,969
General and administrative	6,701	6,435	81
Taxes, other than income taxes	22,046	27,051	515
Total Operating Costs and Expenses	135,806	160,007	9,018

Operating Income (Loss)	261,040	237,230	(1,798)

Other Income (Expense)
Interest Income	626	5	512
Other, net	442	350	150
Total Other Income	1,068	355	662

Income (Loss) Before Income Taxes	262,108	237,585	(1,136)

Income Tax Expense	(1,080)	(1,057)	(4)

Net Income (Loss)	$ 261,028	$ 236,528	$ (1,140)

The accompanying notes are an integral part of these financial statements.

PERMIAN HIGHWAY PIPELINE LLC
BALANCE SHEETS
(In thousands)

	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$ 59,169	$ 34,495
Accounts receivable	15,242	13,307
Accounts receivable from affiliates	18,463	20,642
Other current assets	1,897	1,551
Total current assets	94,771	69,995

Property, plant and equipment, net	2,308,580	2,265,306
Deferred charges	2,159	2,634
Total Assets	$ 2,405,510	$ 2,337,935

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$ 34,857	$ 4,888
Accounts payable to affiliates	4,818	2,769
Accrued taxes, other than income taxes	21,093	24,792
Natural gas imbalance payable	918	1,910
Other current liabilities	1,706	2,298
Total current liabilities	63,392	36,657

Commitments and contingencies (Note 6)
Members’ Equity	2,342,118	2,301,278
Total Liabilities and Members’ Equity	$ 2,405,510	$ 2,337,935

The accompanying notes are an integral part of these financial statements.

PERMIAN HIGHWAY PIPELINE LLC
STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2022	2021	2020
Cash Flows From Operating Activities
Net income (loss)	$ 261,028	$ 236,528	$ (1,140)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	77,827	76,244	5,969
Other non-cash item	(600)	—	—
Change in components of working capital:
Accounts receivable	244	(30,886)	(3,063)
Accounts payable	4,513	1,215	3,099
Accrued taxes, other than income taxes	(3,699)	24,910	(121)
Other current assets and liabilities	(1,930)	2,989	(128)
Other long-term assets	475	(475)	(2,159)
Net Cash Provided by Operating Activities	337,858	310,525	2,457

Cash Flows From Investing Activities
Capital expenditures	(94,156)	(109,355)	(1,180,206)
Other	1,160	—	—
Net Cash Used in Investing Activities	(92,996)	(109,355)	(1,180,206)

Cash Flows From Financing Activities
Contributions from Members	119,545	96,960	1,111,274
Distributions to Members	(339,733)	(276,257)	—
Net Cash (Used in) Provided by Financing Activities	(220,188)	(179,297)	1,111,274

Net Increase (Decrease) in Cash and Cash Equivalents	24,674	21,873	(66,475)
Cash and Cash Equivalents, beginning of period	34,495	12,622	79,097
Cash and Cash Equivalents, end of period	$ 59,169	$ 34,495	$ 12,622

Non-cash Investing and Financing Activities
Net increase in property, plant and equipment accruals	$ 27,505

The accompanying notes are an integral part of these financial statements.

PERMIAN HIGHWAY PIPELINE LLC
STATEMENTS OF MEMBERS’ EQUITY
(In thousands)

	Year Ended December 31,
	2022	2021	2020
Beginning Balance	$ 2,301,278	$ 2,244,047	$ 1,133,913
Net income (loss)	261,028	236,528	(1,140)
Contributions	119,545	96,960	1,111,274
Distributions	(339,733)	(276,257)	—
Ending Balance	$ 2,342,118	$ 2,301,278	$ 2,244,047

The accompanying notes are an integral part of these financial statements.

PERMIAN HIGHWAY PIPELINE LLC
NOTES TO FINANCIAL STATEMENTS

1. General

We are a Delaware limited liability company, formed on August 8, 2018. When we refer to “us,” “we,” “our,” “the Company,” or “PHP,” we are describing Permian Highway Pipeline LLC.

The Members’ interests in us are as follows:

•26.66665% - Kinder Morgan Texas Pipeline LLC (KMTP), an indirect subsidiary of Kinder Morgan, Inc. (KMI);
•26.66665% - BCP PHP LLC (BCP), an indirect subsidiary of Kinetik Holdings Inc. (Kinetik);
•26.66670% - Altus Midstream Processing LP (Altus), an indirect subsidiary of Kinetik in which Apache Corporation owns a noncontrolling equity interest; and
•20% - ExxonMobil Permian Highway Pipeline LLC (ExxonMobil PHP), a wholly owned subsidiary of ExxonMobil Corporation.

In February 2022, Kinetik completed an all stock reverse merger with BCP Raptor Holdco, LP (Holdco) (a portfolio company of Blackstone Energy Partners), which included Holdco's indirect interest in BCP. Subsequently, Kinetik owns a combined 53.333% interest in us.

We were formed to develop, construct, own, operate and maintain the PHP pipeline system. Beginning in the Waha, Texas area and extending to the U.S. Gulf Coast and Mexico markets, the 435-mile pipeline is designed to transport up to approximately 2.1 billion cubic feet per day of natural gas. We commenced construction on an expansion project for the PHP pipeline system to increase our capacity by approximately 550,000 dekatherms per day. ExxonMobil PHP has elected not to participate in this project, which will impact its ownership percentage in us once the project is placed in service.

2. Summary of Significant Accounting Policies

Basis of Presentation

We have prepared our accompanying financial statements in accordance with the accounting principles contained in the Financial Accounting Standards Board’s Accounting Standards Codification, the single source of United States (U.S.) Generally Accepted Accounting Principles.

Management has evaluated subsequent events through February 15, 2023, the date the financial statements were available to be issued.

Use of Estimates

Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time our financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities, our revenues and expenses during the reporting period, and our disclosures, including those related to contingent assets and liabilities at the date of our financial statements. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Certain accounting policies are of more significance in our financial statement preparation process than others, and set out below are the principal accounting policies we apply in the preparation of our financial statements.
Cash Equivalents

We define cash equivalents as all highly liquid short-term investments with original maturities of three months or less.

Allowance for Credit Losses

We evaluate our financial assets measured at amortized cost and off-balance sheet credit exposures for expected credit losses over the contractual term of the asset or exposure. We consider available information relevant to assessing the collectability of cash flows including the expected risk of credit loss even if that risk is remote. We measure expected credit losses on a collective (pool) basis when similar risk characteristics exist and we reflect the expected credit losses on the amortized cost basis of the financial asset as of the reporting date.

Our financial instruments primarily consist of our accounts receivable from customers. We utilized historical analysis of credit losses experienced over the previous five years along with current conditions and reasonable and supportable forecasts of future conditions in our evaluation of collectability of our financial assets.

We had no allowance for credit losses recorded as of December 31, 2022 and 2021.

Natural Gas Imbalances

Natural gas imbalances occur when the amount of natural gas delivered from or received by a pipeline system differs from the scheduled amount of gas to be delivered or received. We value these imbalances due to or from shippers and operators at current index prices. Imbalances are settled in cash or made up in-kind. Imbalances due from others are reported on our accompanying Balance Sheets in “Other current assets.” Imbalances owed to others are reported on our accompanying Balance Sheets in “Natural gas imbalance payable.” We classify all imbalances due from or owed to others as current as we expect to settle them within a year.

Property, Plant and Equipment, net

Our property, plant and equipment is recorded at its original cost of construction. For constructed assets, we capitalize all construction-related direct labor and material costs, as well as indirect construction costs. The indirect capitalized labor and related cost amounts were established in the Construction Management Agreement (CMA) which represented the estimate of labor and related costs associated with supporting construction projects. We expense costs for routine maintenance and repairs in the period incurred.

We use the composite method to depreciate our property, plant and equipment. Under this method, assets with similar economic characteristics are grouped and depreciated as one asset. When property, plant and equipment is retired, accumulated depreciation and amortization is charged for the original costs of the assets in addition to the costs to remove, sell or dispose of the assets, less salvage value. We do not recognize gains or losses, unless we sell land, upon normal retirement of assets under the composite depreciation method.

Asset Retirement Obligations (ARO)

We record liabilities for obligations related to the retirement and removal of long-lived assets used in our business. We record, as liabilities, the fair value of ARO on a discounted basis when they are incurred and can be reasonably estimated, which is typically at the time the assets are installed or acquired. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when the asset is taken out of service.

We are required to operate and maintain our natural gas pipeline system, and intend to do so as long as supply and demand for our services exists, which we expect for the foreseeable future. Therefore, we believe that we cannot reasonably estimate the ARO for our assets because these assets have indeterminate lives. We continue to evaluate our ARO and future developments could impact the amounts we record. An ARO, if any, will be recognized once sufficient information is available to reasonably estimate the fair value of the obligation. We had no ARO recorded as of December 31, 2022 and 2021.

Long-lived Asset Impairments

We evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. These events include changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in market conditions, or in the legal or business environment, such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our long-lived asset based on its ability to generate future cash flows. If an impairment is indicated, or if we decide to sell a long-lived asset or group of assets, we adjust the carrying value of the asset downward, if necessary, to its estimated fair value.

We evaluate the recoverability of our long-lived assets using a two-step approach. To determine if a long-lived asset is recoverable, we compare the asset’s estimated undiscounted cash flows to its carrying value (step 1). If the carrying value of a long-lived asset or asset group is in excess of estimated undiscounted cash flows, we typically use discounted cash flow analyses to calculate the fair value of the long-lived asset to determine if an impairment is required and the amount of the impairment losses to be recognized (step 2).

Our fair value estimates are generally based on assumptions market participants would use, including market data obtained through the sales process or an analysis of expected discounted future cash flows. There were no impairments for the years ended December 31, 2022, 2021 and 2020.

Revenue Recognition

Revenue from Contracts with Customers

We review our contracts with customers using the following steps to recognize revenue based on the transfer of goods or services to customers and in amounts that reflect the consideration the company expects to receive for those goods or services. The steps include: (i) identify the contract; (ii) identify the performance obligations of the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and then (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management judgment and an analysis of the contract’s material terms and conditions.

Our revenues are generated from the transportation of natural gas under firm service customer contracts with take-or-pay elements (principally for capacity reservation) where both the price and quantity are fixed. Generally, for these contracts: (i) our promise is to transfer (or stand ready to transfer) a series of distinct integrated services over a period of time, which is a single performance obligation; (ii) the transaction price includes both fixed and/or variable consideration which is determinable at contract inception and/or at each month end based on our right to invoice at month end for the value of services provided to the customer that month; and (iii) the transaction price is recognized as revenue over the service period specified in the contract as the services are rendered. In these arrangements, the customer is obligated to pay for services associated with its take-or-pay obligation regardless of whether or not the customer chooses to utilize the service in that period. Because we make the service continuously available over the service period, we recognize the take-or-pay amount as revenue ratably over such period based on the passage of time.

The natural gas we receive under our transportation contracts remains under the control of our customers. Under firm service contracts, the customer generally pays a two-part transaction price that includes (i) a fixed fee reserving the right to transport natural gas in our facilities up to contractually specified capacity levels (referred to as “reservation”) and (ii) a fee-

based per-unit rate for quantities of natural gas actually transported in excess of contractual quantities. In our firm service contracts we generally promise to provide a single integrated service each day over the life of the contract, which is fundamentally a stand-ready obligation to provide services up to the customer’s reservation capacity prescribed in the contract. Our customers have a take-or-pay payment obligation with respect to the fixed reservation fee component, regardless of the quantities they actually transport. In other cases, generally described as interruptible service, there is no fixed fee associated with these transportation services because the customer accepts the possibility that service may be interrupted at our discretion in order to serve customers who have firm service contracts. We do not have an obligation to perform under interruptible customer arrangements until we accept and schedule the customer’s request for periodic service. The customer pays a transaction price based on a fee-based per-unit rate for the quantities actually transported.

Refer to Note 5 for further information.

Environmental Matters

We capitalize or expense, as appropriate, environmental expenditures. We capitalize certain environmental expenditures required to obtain rights-of-way, regulatory approvals or permitting as part of the construction of facilities we use in our business operations. We accrue and expense environmental costs that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We generally do not discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our accrual of these environmental liabilities coincides with either our completion of a feasibility study or our commitment to a formal plan of action. We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable.
We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. We also routinely adjust our environmental liabilities to reflect changes in previous estimates. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us, and potential third-party liability claims we may have against others. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are reasonably determinable.

We are subject to environmental cleanup and enforcement actions from time to time. In particular, the Comprehensive Environmental Response, Compensation and Liability Act generally imposes joint and several liability for cleanup and enforcement costs on current and predecessor owners and operators of a site, among others, without regard to fault or the legality of the original conduct, subject to the right of a liable party to establish a “reasonable basis” for apportionment of costs. Our operations are also subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe our operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in our operations, and there can be no assurance that we will not incur significant costs and liabilities. Moreover, it is possible that other developments could result in substantial costs and liabilities to us, such as increasingly stringent environmental laws, regulations and enforcement policies under the terms of authority of those laws, and claims for damages to property or persons resulting from our operations.

Although it is not possible to predict the ultimate outcomes, we believe that the resolution of the environmental matters, and other matters to which we are a party, will not have a material adverse effect on our business. We had no accruals for any outstanding environmental matters as of December 31, 2022 and 2021.

Income Taxes

We are a limited liability company that is treated as a partnership for income tax purposes and are not subject to federal or state income taxes. Accordingly, no provision for federal or state income taxes has been recorded in our financial statements. The tax effects of our activities accrue to our Members who report on their individual federal income tax returns their share of revenues and expenses. However, we are subject to Texas margin tax (a revenue based calculation), which is presented as “Income Tax Expense” on our accompanying Statements of Operations.

3. Property, Plant and Equipment, net

Our property, plant and equipment, net consisted of the following:

	Annual Depreciation Rates	December 31,
		2022	2021
	%	(In thousands)
Transmission facilities	3.33	$ 2,247,572	$ 2,249,547
Intangible plant	3.33	86,672	85,390
General plant	10.0 - 20.0	2,192	2,162
Accumulated depreciation and amortization		(160,040)	(82,213)
		2,176,396	2,254,886
Land		3,208	2,360
Construction work in progress		128,976	8,060
Property, plant and equipment, net		$ 2,308,580	$ 2,265,306

4. Related Party Transactions

LLC Agreement

Under the terms of the LLC Agreement, our Members are obligated to make capital contributions to fund the construction of our pipeline.
Affiliate Agreements
We have an Operations and Maintenance Agreement (OMA) with KMTP to operate, maintain, and administer the pipeline and facilities which began when it was initially placed into partial in-service. Pursuant to the OMA, we pay KMTP an annual charge payable in equal monthly installments beginning with the full in-service of the pipeline system. During 2020, until the completion of the construction phase and pursuant to the CMA, we paid KMTP an owner fixed capital charge payable in monthly installments.
Affiliate Balances and Activities
We do not have employees. Employees of KMI provide services to us. In accordance with our governance documents, we reimburse KMI at cost.

The following table summarizes our other balance sheet affiliate balances not presented separately on the accompanying Balance Sheets:

	December 31,
	2022	2021
	(In thousands)
Natural gas imbalance receivable(a)	$ —	$ 119
Deferred charges	1,568	1,568
Natural gas imbalance payable	496	1,475
(a)Included in “Other current assets” on our accompanying Balance Sheets.

The following table shows revenues and costs from our affiliates:

	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Revenues	$ 234,785	$ 241,951	$ 6,294
Operations and maintenance(a)	19,357	30,790	1,755
General and administrative(b)	5,633	5,522	2
Capitalized costs(b)	5,088	885	42,806
(a)Includes costs associated with capacity lease agreements. Refer to Note 6 “Litigation and Commitments—Commitments—Capacity Lease Commitments” for further information.
(b)Includes costs associated with the affiliate agreements described above.

Subsequent Events

Subsequent to December 31, 2022 and through the issuance of this report, we made a cash distribution to and received cash contributions from our Members totaling $32,109,000 and $22,542,000, respectively.

5.  Revenue Recognition

Disaggregation of Revenues

The following table presents our revenues disaggregated by revenue source and type of revenue for each revenue source:

	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Revenue from contracts with customers
Services
Firm services	$ 395,310	$ 395,309	$ —
Fee-based services	1,536	1,928	7,220
Total revenues from contracts with customers	$ 396,846	$ 397,237	$ 7,220

Major Customers

The following table presents revenues from our largest customers, each of which exceeded 10% of our revenues as determined for each year individually and irrespective of the other periods presented below:

	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Revenues from largest affiliated customer (number one)	$ 81,377	$ 81,377	$ 1,957
Revenues from largest affiliated customer (number two)	75,241	75,226	1,689
Revenues from largest affiliated customer (number three)	64,063	70,852	1,353
Revenues from largest affiliated customer (number four)	n/a	n/a	1,295
Revenues from largest non-affiliated customer (number one)	75,190	75,171	908
Revenues from largest non-affiliated customer (number two)	56,393	56,393	n/a

n/a - not applicable

6. Litigation and Commitments

We are party to various legal, regulatory and other matters arising from the day-to-day operations of our business that may result in claims against the Company. Although no assurance can be given, we believe, based on our experiences to date and taking into account established reserves, that the ultimate resolution of such items will not have a material adverse impact to our business. We believe we have meritorious defenses to the matters to which we are a party and intend to vigorously defend the Company. When we determine a loss is probable of occurring and is reasonably estimable, we accrue an undiscounted liability for such contingencies based on our best estimate using information available at that time. If the estimated loss is a range of potential outcomes and there is no better estimate within the range, we accrue the amount at the low end of the range. We disclose contingencies where an adverse outcome may be material, or in the judgment of management, we conclude the matter should otherwise be disclosed.

Legal Proceeding

Blanco County Landowner Litigation

On January 7, 2021, a lawsuit was filed in state court in Blanco County, Texas against PHP, KMTP, MPG Pipeline Contractors, LLC, and Hard Rock Directional Drilling LLC by several landowners representing some 25 separate tracts of property in Blanco County alleging their properties, and especially their water wells, were contaminated during construction of the Permian Highway Pipeline. The parties agreed to settle the case in October 2022, and the parties closed the settlement in January 2023. All of the parties have asked the Court to dismiss the case. The case is entitled Randolph Paul Oakes, et al. v. PHP, et al.

General

As of December 31, 2022 and 2021, we had $7,050,000 and none, respectively, accrued for our outstanding legal proceedings.

Commitments

Capital Commitments

As of December 31, 2022, we had capital commitments of approximately $112,720,000 for purchases related to construction work in progress.

Capacity Lease Commitments

We have capacity lease commitments related to agreements with a third party customer and our affiliates, KMTP and Kinder Morgan Tejas Pipeline LLC. Future annual commitments as of December 31, 2022 are as follows:

	Commitments
Year	Affiliate	Total
	(In thousands)
2023	$ 19,081	$ 26,411
2024	19,133	26,557
2025	19,081	26,559
2026	19,081	26,633
2027	19,081	26,709
Thereafter	58,915	82,955
Total	$ 154,372	$ 215,824
For the years ended December 31, 2022 and 2021, total transportation expenses related to these commitments were approximately $26,440,000 and $26,362,000, respectively, of which for both periods, approximately $19,176,000 was with our affiliates. These expenses are reflected in “Operations and maintenance” on our accompanying Statements of Operations.